Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On June 23, 2014, Integrys Energy Group, Inc. (“Integrys”) posted a description on its website of the proposed acquisition of Integrys by Wisconsin Energy Corporation.  A screenshot of this description follows:

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Integrys Energy Group, Inc. is a diversified energy holding company with regulated natural gas and electric utility operations (serving customers in Illinois, Michigan, Minnesota, and Wisconsin), an approximate 34% equity ownership interest in American Transmission Company (a federally regulated electric transmission company), and nonregulated energy operations.

Wisconsin Energy to acquire Integrys Energy Group for $9.1 billion, creating a leading Midwest electric and gas company

Learn more about the transaction.

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6/23/2014
Wisconsin Energy to acquire Integrys Energy Group for $9.1 billion in cash, stock and assumed debt - creating a leading Midwest electric and gas utility

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(800) 228-6888
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TEGinvestors@integrysgroup.com

For Institutional Investor/Financial Analyst Inquiries:

Steven P. Eschbach, CFA
Vice President - Investor Relations
(312) 228-5408
SPEschbach@integrysgroup.com

Donna M. Sheedy
Manager - Investor Relations
(920) 433-1857
DMSheedy@integrysgroup.com

NYSE:TEG 60.95 *Stock Quote ($)*

Market Value ($M)	4,847.62
Change ($)	0.15
Change (%)	0.25
Volume	945,979

As of June 20, 2014 Minimum 20 minute delay.

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Disclaimer Additional Information and Where to Find It The proposed merger transaction involving Wisconsin Energy and Integrys Energy Group, Inc. ("Integrys") will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the "SEC"), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation Neither this website nor any of the information contained in this website is a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation Neither this website nor any of the information contained in this website shall constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. I Understand

Wisconsin Energy to acquire Integrys Energy Group  Wisconsin Energy Corporation (NYSE: WEC) and Integrys Energy Group Inc. (NYSE: TEG) have entered into a definitive agreement under which Wisconsin Energy will acquire Integrys in a cash and stock transaction valued at $9.1 billion. Upon completion of the transaction, the combined company will be named WEC Energy Group, Inc.  The combination of Wisconsin Energy and Integrys brings together two strong and well-regarded utility operators with complementary geographic footprints to create a larger, more diverse Midwest electric and natural gas delivery company with the operational expertise, scale and financial resources to meet the region's future energy needs. News Release [PDF: 246 KB / 7 pages]  Webcast  Live: Monday, June 23 at 10:30 a.m. CT Webcast Information Package [PDF: 576 KB / 27 pages]  Replay: Available at approximately 4 p.m. on June 23 Conference Call  Live: Monday, June 23 at 10:30 a.m. CT  Call 866-439-9410 up to 15 minutes before the event International: 706-643-5658 Conference ID: 65137108  Replay: Available at approximately 4 p.m. on June 23  Call 855-859-2056 International: 404-537-3406 Conference ID: 65137108 Available through July 14 Related Links News Release [PDF: 246 KB / 7 pages] Fact Sheet [PDF: 743 KB / 4 pages]  Copyright © Integrys Energy Group. All Rights Reserved.